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                            January 6, 2022

       John Campi
       Chief Executive Officer
       SQL Technologies Corp.
       11030 Jones Bridge Road, Suite 206
       Johns Creek, GA 30022

                                                        Re: SQL Technologies
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2021
                                                            No. 333-261829

       Dear Mr. Campi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to our prior comment six. Please further revise this section to clearly distinguish
between your current and new products. For example, the following sentence seems to imply
that your current product already incorporates "advanced" and
                                                        "smart" capabilities,
which are described elsewhere as being launched in 2022: "In recent years we have expanded
the capabilities of our power-plug product, to include advanced safe and quick
universal installation methods, as well as advanced smart capabilities."
                                                        Clearly identify the
"standard products" whose sales are being discontinued. Balance your disclosure by
clarifying, if true, that you have not yet begun to manufacture or market your new
products.
 John Campi
SQL Technologies Corp.
January 6, 2022
Page 2
2. We note the statement on page 2 that you are discontinuing production of light fixtures and ceiling fans that include the older version of your standard Sky Plug & Receptacle.
         Please revise your disclosure to clarify whether you expect to continue producing ceiling fans and lighting fixtures. If these products are being transitioned from first-generation to second-generation technology, please describe this shift and when the newer products are expected to be available.
Products, page 2

3. Please disclose the development status of each of your new products. Describe, for instance, whether these are ready to be manufactured or prototypes still in development.
Smart Products, page 2

4. Please revise to clearly disclose your expected launch of your Smart Plug and Play Ceiling
         Fans and Smart Plug and Play Lighting.
GE - General Electric Agreements, page 8

5. Please revise to elaborate on the material terms of your agreement, including any exclusivity provisions.
Business
Government and Environmental Regulation, page 76
FirstName LastNameJohn Campi
6. Please revise to reconcile the apparent inconsistency between these two statements:
Comapany   NameSQL
       "Although        Technologies
                   not legally requiredCorp.
                                        to do so, we strive to obtain
certifications" and "We are
Januarysubject
        6, 2022toPage
                  regulation
                       2     related to quality and safety standards, including
safety certification."
FirstName LastName
 John Campi
FirstName  LastNameJohn
SQL Technologies  Corp. Campi
Comapany
January    NameSQL Technologies Corp.
        6, 2022
January
Page 3 6, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andrew Blume at 202-551-3254 or Beverly Singleton at 202-551-3328
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia
Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Jurgita Ashley